               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)<F1>

                       CBES Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           124794 10 8
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 14, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 124797 10 8
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 49,700*<F2>
Shares         8.  Shared Voting
Beneficially       Power                              -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                             49,700*<F2>
ing Person     10. Shared Dispositive
with               Power                              -0-
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  49,700*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.85%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 124794 10 8
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             49,700*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             49,700*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  49,700*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           4.85%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 49,700 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of
Jerome H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of CBES Bancorp, Inc., a Delaware corporation ("CBES") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Except as previously disclosed, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 49,700 shares, representing 4.85 percent of the outstanding shares of Common Stock based on 1,024,958 shares of Common Stock disclosed by CBES as outstanding on October 14, 1997. All such shares are held in the name of Mr. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 49,700 shares of Common Stock owned by him.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 49,700 shares of Common
Stock owned by Mr. Davis."








                         Page 4 of 7 Pages

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "Mr. Davis sold an aggregate of 47,500 shares of Common Stock owned by him through a standard brokerage account maintained by him and received aggregate consideration of $1,056,875.00. A description of all transactions in the shares of Common Stock which have been effected by Mr. Davis since February 18, 1997 (the date of the filing of the most recent amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."

          C. Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

               "On October 15, 1997, Mr. Davis directed the sale of 7,500 shares of Common Stock beneficially owned by him and Mrs. Davis in an open market transaction and as a result thereof they ceased to have five percent (5%) or more of a beneficial ownership interest in the outstanding shares of Common Stock. Currently, Mr. and Mrs. Davis own 4.85% of the outstanding shares of Common Stock."






























                        Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    10/16/97        Jerome H. Davis
                      Date           (Signature)

                    10/16/97        Susan B. Davis
                      Date           (Signature)








































                       Page 6 of 7 Pages

                           Schedule A
          Information with Respect to Transactions in the
                 Common Stock of CBES Bancorp, Inc.
               by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  10/14/97    (40,000)       $22.25           OTC      *<F4>

3.  10/15/97     (7,500)        22.25           OTC      *<F4>






















__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr.
     Davis.


                        Page 7 of 7 Pages